

2023-24 REPORT

VEL

Dear investors,

Over the past 1.5 years, our company has encountered significant challenges that have tested our resilience and adaptability. However, we want to reassure you that we are steadfast in our commitment to navigate through these obstacles and emerge stronger than ever before. Our team has been working diligently to address the issues head-on and pave the way for a successful 2025 and beyond.

We've taken a step back to reevaluate our strategies, focusing on optimizing our operations, enhancing our product offerings, and strengthening our market position. We are forging new partnerships, exploring untapped opportunities, and implementing innovative solutions to ensure our long-term success.Throughout this process, we've been inspired by the unwavering dedication of our team and the continued support from all of you. Your belief in our vision and potential motivates us to push forward and overcome any hurdles that come our way.
As we progress towards 2025, we are determined to demonstrate our ability to learn from past experiences and capitalize on the opportunities that lie ahead. We remain optimistic and confident that our collective efforts will yield positive results and ultimately position our company for sustained growth and success.

We appreciate your patience and understanding during this transformative period and look forward to sharing more updates as we continue on our journey towards a brighter and more prosperous future.

We need your help!

As we continue to navigate the dynamic and ever-evolving business landscape, we would like to take a moment to express our sincere gratitude for your unwavering support. Your trust and belief in our vision have been invaluable as we pursue new opportunities, tackle challenges, and work tirelessly to drive sustainable growth. Thank you for standing by us and sharing in our journey to build a brighter future for our company and stakeholders. Your commitment and partnership inspire us to push boundaries, innovate, and create long-term value for all involved.

Sincerely,

How did we do this year?



REPORT CARD

C-

☺ The Good

Deeper learning into product market fit.

More granular understanding of go-to-market strategies with potential strategic partnerships.

Success and traction with a few key National Landlords such as Brookfield and Macerich.

☹ The Bad

Challenging funding climate meant we missed our raise targets.

Delays on negotiations with key partners.

Key personnel departure.

2023-24 At a Glance

Fiscal Year Ends June 30

  

$53,720 [3%]
Revenue

-$2,660,568
Net Loss

$35,433
Short Term Debt



$999,001
Raised in 2023-24



$262,607
Cash on Hand
As of 10/20/24

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$55,412
-$1,113,159
$53,720
-$2,660,568
2022
2023

Net Margin: -4,953% **Gross Margin:** 75% **Return on Assets:** -164% **Earnings per Share:** -$0.18 **Revenue per Employee:** $5,969

Cash to Assets: 20% **Revenue to Receivables:** ~ **Debt Ratio:** 2%

VEL_Financails_Statements_07.01.22_-_06.30.24.pdf

We ❤ Our 84 Investors

Thank You For Believing In Us

Néstor Iñiguez
Alison Allen
Johnny M. Sellers
Loona Cadely-Jeanty
Kevin King
Jandjr Happy
A V
Flo Gunn
Randy Stein
Wilfred Cabahug
Vincent Besnard

Marek Vrba
Hatem Rowaihy
Mirko Turrina
Anthony J. Giordano
Dietrich Horsey
Calvin Nguyen
Alison Madsen
Marcus Smith
John Korff
Robert G McRae
Dave Davis

Harold Albaugh
Gregg Carlson
Mario Igay
Sean Stobart
Ramon Ortega
Russell Walter Thompson
Joseph Gunn
Lois Frank
Wanda Susan Slagle
Jonathan Malloy
Andrea Pappas

Tim Sipma
Allen J Gebert
Dwayne Sims
Casey Leffers
Farid De Alba
Sarah S Pollak
Martin Nwosu
Timothy L Frank
Tia Wood
Zahed Hossain
Cecelia Cooper Nelson

Sam Nwosu
Jeffery Wright
Norbert Chirase
Yoichi Mizuno
Christopher Hajjar
Markus Vitulli
Joel Norris
Nathan Newport
Teresita Strew
Yogendre Kumar Patel
Deborah R Norris

Mitchell Roe
Patrick Cavanaugh
Tammy Jones
Nam Vu
Becca La Viña
Hubert Schoemaker
Matthew Gunn
David Martinelli
Jason Hurst
Thomas Devine
Edward Kelly Medlock

Mark Brown	Frank Peart	Geogy Philip	Suyog Mapara	Chirag Patel	Simon Piro
Gabrielle Adams	Radha Parameshwarappa	Robert Stockdale	Tom Frank	Magan B. Bhika	Brian Hayes

Thank You!

From the VEL Team



Mo Hamzian

Cofounder & CEO

Mo is a London Business School Sloan Fellow. An established leader with 20 years of experience in nearly all things business. Mo excels at building businesses and creating...



Jack Gunn

Cofounder & COO

Jack is an ex-Partner with the highly regarded multi-family office Veritable. Jack has spent the last 20 years as a Portfolio Manager providing senior advice to some of...

Details

The Board of Directors

Director	Occupation	Joined
Thomas C. Frank	Retired @ Retired	2021
Alison Madsen	Attorney @ Attorney	2024
Mohammad Hamzianpour	CEO @ Space 3, Inc.	2020

Officers

Officer	Title	Joined
Mohammad Hamzianpour	President Secretary CEO	2020

Voting Power

Holder	Securities Held	Voting Power
Kid Gold Capital, Inc.	5,000,000 Common Stock	22.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$549,000	Preferred Stock	Regulation D, Rule 506(b)
05/2022	$1,669,641	Preferred Stock	Regulation Crowdfunding
05/2022	$1,669,641		4(a)(6)

06/2023	$250,000	Safe	Section 4(a)(2)
06/2023	$250,001	Safe	Section 4(a)(2)
08/2023	$125,000	Preferred Stock	Regulation D, Rule 506(b)
10/2023	$174,000	Preferred Stock	Regulation D, Rule 506(b)
11/2023	$100,000		Regulation D, Rule 506(b)
12/2023	$100,000	Preferred Stock	Regulation D, Rule 506(b)
01/2024	$150,000		Regulation D, Rule 506(b)
03/2024	$225,000		Regulation D, Rule 506(b)
07/2024	$500,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/30/2023	$100,000				
01/31/2024	$150,000				
03/31/2024	$225,000				

Outstanding Debts

None.

Related Party Transactions

Name	Thomas C. Frank
Amount Invested	$1,500,000
Transaction type	Safe
Issued	09/30/2022
Discount rate	20.0
Valuation cap	None
Relationship	Board of Director

Name	Alison Madsen
Amount Invested	$500,000
Transaction type	Priced Round
Issued	07/31/2024
Relationship	Board of Director

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	4,711,229	4,711,229	Yes
Common	30,000,000	10,000,000	Yes

Warrants:	0
Options:	4

Form C Risks:

Our revenue model is based on numerous assumptions, with the primary drivers being user behavior and spending patterns. Actual results could vary depending on user traction and length of visit. Also, the long term revenue model could be altered from the original based on our early learnings, which could cause our overall revenue to be different from our projections.

The Company is established as a C-Corporation and its earnings may be subject to U.S. income taxes. Also, it must remain compliant with various employment and federal laws. Therefore, changes in the U.S. tax code, the cost of unemployment insurance, payroll taxes, and the minimum wage could have a negative impact on earnings. Additionally, the rising cost of health insurance could affect the bottom line relatively significantly as we would, at some point, need to offer acceptable employee benefits in order to be competitive in the job market.

The timing and certainty of a subsequent financing round or liquidity event is uncertain and a delayed event could erode the internal rate of return of your investment over time. While markets are currently long with cash, liquidity and the appetite for private investments may diminish over time.

Major disruptions in global supply chains could have a negative impact on our business and make it extremely difficult to manage inventory and cash flow. We will need to rely on many products being available on an as needed basis and, in particular, large quantities of coffee beans need to be sourced and shipped consistently on a regular basis in perpetuity.

Recruiting good, productive employees can be a challenge for any company. While we will hire team members who

Recruiting good, productive employees can be a challenge for any company. While we will hire team members who embrace our vision and culture, and compensate them above market rates, there are factors beyond our control that could reduce the talent pool. For example, generous Government unemployment packages made available during the COVID-19 pandemic demotivated workers to look for and find full-time employment.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are projecting an aggressive 5 year plan. While we feel that there are currently many positive factors that can contribute to our expected growth, there are market forces out of our control, such as the strength of both the US economy and real estate market and the cost of goods domestic and abroad, that could slow our projected rate of progress.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the

Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Space 3, Inc.

Delaware Corporation
Organized September 2020
9 employees
1417 Sadler Road
Suite 412
Fernandina Beach FL 32034 http://myvel.com

Business Description

Business Description

Refer to the VEL profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VEL has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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